UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Tuesday Morning Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

89904V 101

(CUSIP Number)

TASCR Ventures, LLC

1010 North Florida Avenue

Tampa, Florida 33602

Attention: Alex Chang and Tai Lopez

Telephone: (407) 443-3444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89904V 101	SCHEDULE 13D	Page 1 of 21 Pages

1	NAME OF REPORTING PERSON TASCR Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 415,584,416 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 395,425,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,584,416 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.89% (2)
14	TYPE OF REPORTING PERSON OO

1.

Includes (i) 90,000,000 shares of Common Stock (as defined below) directly owned by TASCR Ventures, LLC (“TASCR”), (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes (as defined below) at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Osmium Partners (Larkspur SPV), LP (“Larkspur”). On September 12, 2022, Tuesday Morning Corporation (the “Issuer”) and Larkspur entered into a voting agreement (as further described in Item 6) (the “Voting Agreement”), pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

2.

This calculation is based on an assumed total of 501,351,437 shares of Common Stock outstanding, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, (ii) the newly issued 90,000,000 shares of Common Stock issued pursuant to the Conversion (as defined below) and (iii) 325,584,416 shares of Common Stock issuable upon conversion of the Remaining Convertible Notes.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON Clicks to Bricks, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 415,584,416 (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 395,425,823 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,584,416 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.89% (3)
14	TYPE OF REPORTING PERSON OO

1.

Includes (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

2.	Clicks to Bricks, LLC (“CTB”) is the manager of TASCR and may be deemed to have beneficial ownership of securities directly held by TASCR.
3.

This calculation is based on an assumed total of 501,351,437 shares of Common Stock outstanding, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, (ii) the newly issued 90,000,000 shares of Common Stock issued pursuant to the Conversion and (iii) 325,584,416 shares of Common Stock issuable upon conversion of the Remaining Convertible Notes.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON Retail Ecommerce Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 415,584,416 (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 395,425,823 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,584,416 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.89% (3)
14	TYPE OF REPORTING PERSON OO

1.

Includes (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

2.	Retail Ecommerce Ventures (“REV”) is the majority unitholder of CTB, which is the manager of TASCR, and may be deemed to have beneficial ownership of securities directly held by TASCR.
3.

This calculation is based on an assumed total of 501,351,437 shares of Common Stock outstanding, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, (ii) the newly issued 90,000,000 shares of Common Stock issued pursuant to the Conversion and (iii) 325,584,416 shares of Common Stock issuable upon conversion of the Remaining Convertible Notes.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON Tai A. Lopez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 415,584,416 (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 395,425,823 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,584,416 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.89% (3)
14	TYPE OF REPORTING PERSON OO

1.

Includes (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

2.

Tai A. Lopez (Mr. Lopez) is a manager of CTB and a control person of REV, which is the majority unitholder of CTB, which is the manager of TASCR, and may be deemed to have beneficial ownership of securities directly held by TASCR.

3.

This calculation is based on an assumed total of 501,351,437 shares of Common Stock outstanding, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, (ii) the newly issued 90,000,000 shares of Common Stock issued pursuant to the Conversion and (iii) 325,584,416 shares of Common Stock issuable upon conversion of the Remaining Convertible Notes.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON Alexander Mehr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 415,584,416 (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 395,425,823 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,584,416 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.89% (3)
14	TYPE OF REPORTING PERSON OO

1.

Includes (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

2.

Alexander Mehr (“Dr. Mehr”) is manager of CTB and a control person of REV, which is the majority unitholder of CTB, which is the manager of TASCR, and may be deemed to have beneficial ownership of securities directly held by TASCR.

3.

This calculation is based on an assumed total of 501,351,437 shares of Common Stock outstanding, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, (ii) the newly issued 90,000,000 shares of Common Stock issued pursuant to the Conversion and (iii) 325,584,416 shares of Common Stock issuable upon conversion of the Remaining Convertible Notes.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON TM21, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 415,584,416 (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 395,425,823 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,584,416 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.89% (3)
14	TYPE OF REPORTING PERSON OO

1.

Includes (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

2.	TM21, LLC (“TM21”) is the majority unitholder of TASCR, and may be deemed to have beneficial ownership of securities directly held by TASCR.
3.

This calculation is based on an assumed total of 501,351,437 shares of Common Stock outstanding, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, (ii) the newly issued 90,000,000 shares of Common Stock issued pursuant to the Conversion and (iii) 325,584,416 shares of Common Stock issuable upon conversion of the Remaining Convertible Notes.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Ayon Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 415,584,416 (1)(2)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 395,425,823 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,584,416 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.89% (3)
14	TYPE OF REPORTING PERSON OO

1.

Includes (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

2.	Ayon is the sole member of TM21, which is the majority unitholder of TASCR, and may be deemed to have beneficial ownership of securities directly held by TASCR.
3.

This calculation is based on an assumed total of 501,351,437 shares of Common Stock outstanding, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, (ii) the newly issued 90,000,000 shares of Common Stock issued pursuant to the Conversion and (iii) 325,584,416 shares of Common Stock issuable upon conversion of the Remaining Convertible Notes.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 8 of 21 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.01 per share (“Common Stock”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6250 LBJ Freeway, Dallas, Texas 75240.

All of the information relating to the Larkspur Filing Parties (as defined below) described in this Schedule 13D was derived directly from information disclosed in Amendment Number 1 to the Schedule 13D filed on behalf of the Larkspur Filing Parties on September 14, 2022 with the U.S. Securities and Exchange Commission (the “SEC”, and such 13D amendment, the “Larkspur 13D Amendment”) and in the Schedule 13D filed on behalf of the Larkspur Filing Parties on February 19, 2021 with the SEC (together with the Larkspur 13D Amendment, the “Larkspur 13D”). The Reporting Persons (as defined below) only know or have reason to know such information disclosed in this Schedule 13D about each of the Larkspur Filing Parties due to the information disclosed in the Larkspur 13D (the “Larkspur Information”). The Reporting Parties have no reason to believe that the information disclosed in the Larkspur 13D is in any way inaccurate. The Reporting Parties make no representation or warranty with respect to the accuracy or completeness of such information. The filing of this Schedule 13D shall not create any implication under any circumstances that there has not been any event, or that there is no other information, including events or information yet to be disclosed by the Larkspur Filing Parties, for which the Reporting Parties are unaware and have no reason to be aware that may affect the accuracy or completeness of such information that was derived from the Larkspur Information.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

(i) TASCR Ventures, LLC, a Delaware limited liability company (“TASCR”);

(ii) Clicks to Bricks, LLC, a Delaware limited liability company (“CTB”), as the manager of TASCR;

(iii) Retail Ecommerce Ventures LLC, a Delaware limited liability company (“REV”), as the majority unitholder of CTB;

(iv) Tai A. Lopez (“Mr. Lopez”), as a manager of CTB and a control person of REV;

(v) Alexander Mehr (“Dr. Mehr”, collectively with CTB, REV and Mr. Lopez, the “REV Parties”), as a manager of CTB and a control person of REV;

(vi) TM21, LLC, a Delaware limited liability company (“TM21”), as the majority unitholder of TASCR; and

(vii) Ayon Capital, L.L.C., a Florida limited liability company (“Ayon”, together with TM21, the “Ayon Parties” and, collectively, TASCR, the REV Parties and the Ayon Parties, the “Reporting Persons”), as the sole member of TM21.

The Reporting Persons may be deemed to be part of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act. In addition, for the purposes of this Schedule 13D, the Reporting Persons are using their discretion to consider the following parties to be members of the Reporting Persons “group”: Larkspur, Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), Osmium Capital LP, a Delaware limited partnership (“Fund I”), Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), Osmium Partners (Equation) LLC, a Delaware limited liability company (“Osmium Equation”) and John H. Lewis, a United States Citizen (“Mr. Lewis” and, collectively with Larkspur, Osmium Partners, Fund I, Fund II, Fund III, Osmium Equation, the “Larkspur Filing Parties”). Though the Reporting Persons have used their discretion to consider the Larkspur Filing Parties to be members of a 13D “group” with the Reporting Persons, the Reporting Persons take no position on or as to any legal interpretation regarding any requirement for the Larkspur Filing Parties to be considered a 13D “group”.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 9 of 21 Pages

(b) The principal business address of TASCR and each of the Ayon Parties is 1010 North Florida Avenue, Tampa, Florida 33602. The principal business address of each of the REV Parties is 1680 Michigan Avenue, Suite 700, Miami Beach, Florida 33139.

The principal business address of each of the Larkspur Filing Parties is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c) The principal business of TASCR is to serve as a private investment fund and engage in the purchase, holding and sale of the Issuer’s securities for investment purposes. The principal business of CTB is to manage intellectual property licensing and to serve as a holding company that may also provide capital for investment opportunities. The principal business of REV is to acquire and operate major retail brands. The principal occupation of Mr. Lopez is serving as owner and manager of REV. The principal occupation of Dr. Mehr is serving as owner and manager of REV. The principal business of TM21 is engage in the purchase, holding and sale of the Issuer’s securities for investment purposes. The principal business of Ayon investing across technology, blockchain, healthcare and consumer verticals.

The principal business of each of Fund I, Fund II and Fund III is to serve as a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Osmium Partners is to provide investment management services and serve as the general partner of Fund I, Fund II and Fund III. the principal occupation of Mr. Lewis is serving as the Managing Member of Osmium Partners. The principal business of Osmium Equation is to act as the investment manager of one or more investment partnerships, which currently exist or will be formed in the future, including acting as the sole investment manager for Larkspur. The principal business of Larkspur is to purchase, hold and sell securities of the Issuer.

(d) During the last five years, none of the Reporting Persons, or any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Larkspur Filing Parties, or any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, none of the Larkspur Filing Parties or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information from the response in subpart (a) of this section is incorporated by reference herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Convertible Notes were purchased by TASCR using working capital, which was contributed to TASCR by CTB and TM21 pursuant to the Operating Agreement (as defined below). The funds contributed to TASCR were the working capital of TM21 and funds contributed to CTB by REV and its other investors. The aggregate purchase price of the Convertible Notes (as defined below) was approximately $32,000,000.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 10 of 21 Pages

Item 4.	PURPOSE OF TRANSACTION

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons made their investment as a result of their belief that Issuer presents a strong long-term opportunity in the home goods and décor category, particularly when coupled with REV’s deep experience working in e-commerce. The Reporting Persons believe that through their relationship with the Issuer, the Issuer will be ultimately able to optimize a high-touch omni-channel consumer experience that will become a market differentiator among the Issuer’s competitors. REV expects to collaborate with the Issuer extensively by, among other things, leveraging REV’s transformation expertise and technology capabilities, including effecting a deeper utilization of the Issuer’s website and marketing lists. Additionally, the Reporting Persons believe that the “Pier 1” exclusive license, provided by REV to the Issuer, will accrue benefits to the Issuer by introducing a widely-recognized consumer brand into the Issuer’s product mix, which the Reporting Persons believe will markedly increase the Issuer’s foot-traffic and operational performance. Further, the Reporting Persons have discussed with management of the Issuer many other synergistic opportunities between the Issuer and other intellectual properties owned or controlled by REV, including “Linens-n-Things,” “RadioShack,” “Stein Mart,” “”dressbarn” and “Bodybuilding.com.” The Reporting Persons also intend to discuss with the Issuer the potential of utilizing SaaS capabilities focused on omni-channel retail distribution.

The Reporting Persons understand many of the risks and uncertainties related to the Issuer, including those associated with operations, branding, liquidity, and market performance of the Issuer’s securities. However, the Reporting Persons believe that when considering the Reporting Persons contributions, expertise and experience, now available to the Issuer, the potential placing the Issuer on a viable path to unlocking enhanced value for all of the Issuer’s shareholders is significant. The Reporting Persons look forward to working with management and pursuing that path towards long-term profitable growth.

Note Purchase Agreement

On September 9, 2022, the Issuer entered into a Note Purchase Agreement (as amended and restated on September 20, 2022, the “Note Purchase Agreement”), with Tuesday Morning, Inc., TASCR, certain additional purchasers listed on Schedule A thereto (the “Additional Purchasers” and, together with TASCR, the “Purchasers”) and TASCR Ventures CA, LLC, as collateral agent, pursuant to which the Issuer agreed to issue and sell in a private placement (the “Transaction”) (i) to TASCR, (A) a junior secured convertible note of the Issuer in the aggregate principal amount of $7,500,000 million (the “FILO C Note”) and (B) two junior secured convertible notes of the Issuer in the aggregate principal amount of $24,500,000 million (the “Junior Secured Convertible Notes” and, together with the FILO C Notes, the “Convertible Notes”) and (ii) to the Additional Purchasers, junior secured convertible notes of the Issuer in the aggregate principal amount of $3,000,000. The Transaction closed on September 20, 2022.

Pursuant to the terms of the Note Purchase Agreement, and immediately following the closing of the Transaction, TASCR has the right to designate five individuals, reasonably acceptable to the Issuer’s Board of Directors (the “Board”) and TASCR, to the Issuer’s Board of Directors.

The Note Purchase Agreement contains customary representation, warranties and covenants of the Issuer and the Purchasers.

The foregoing description of the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Note Purchase Agreement, which is filed herewith as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 11 of 21 Pages

FILO C Note

On September 20, 2022, in connection with the closing of the Transaction and pursuant to the Note Purchase Agreement, TASCR purchased the FILO C Note. The FILO C Note will mature upon the earlier of (i) December 31, 2027 or (ii) the maturity date of the FILO B Obligations (as defined in that certain Credit Agreement dated as of September 20, 2022, by and among the Issuer, Tuesday Morning, Inc., TMI Holdings, Inc., the subsidiary guarantors party thereto, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and 1930P Loan Agent, LLC, as FILO B documentation agent (the “ABL Credit Agreement”)). Interest will accrue on the FILO C Note at a rate equal to the secured overnight financing rate (“SOFR”) plus 6.50% and will be payable semiannually. Under the terms of the FILO C Note, during the two-year period following the closing of the Transaction, the Issuer may elect to pay interest on the FILO C Note “in kind” by increasing the principal of the FILO C Note by the amount of any such interest payable. The provisions of the intercreditor agreements relating to the FILO C Note and other outstanding indebtedness of the Issuer require such payments to be made “in-kind,” subject to certain limited exceptions applicable after the second anniversary of the closing of the Transaction.

The FILO C Note is secured by the same collateral that secures (i) the revolving loans and FILO A and FILO B term loans under the ABL Credit Agreement (collectively, the “ABL Obligations”), (ii) the term loan issued under the Term Loan Agreement (as defined in the Note Purchase Agreement), and (iii) the Junior Secured Convertible Notes. With respect to the collateral as to which the ABL Obligations have a first priority lien, the lien on such collateral securing the FILO C Note ranks junior to the lien securing the ABL Obligations and senior to the borrowings under the Term Loan Agreement and the Junior Secured Convertible Notes. With respect to the collateral as to which the borrowings under the Term Loan Agreement have a first priority lien, the lien on such collateral securing the FILO C Note ranks junior to the liens securing the ABL Obligations and the borrowings under Term Loan Agreement and senior to the lien securing Junior Secured Convertible Notes. With respect to payment priority, the FILO C Note is subordinated to the ABL Obligations, pari passu with the borrowings under the Term Loan Agreement, and senior to the Junior Secured Convertible Notes.

The FILO C Note contains covenants and events of default that are customary for this type of financing.

The foregoing description of the FILO C Note does not purport to be complete and is qualified in its entirety by reference to the complete text of the FILO C Note, which is filed herewith as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Junior Secured Convertible Notes

On September 20, 2022, in connection with the closing of the Transaction and pursuant to the Note Purchase Agreement, TASCR purchased the Junior Secured Convertible Notes. The Junior Secured Convertible Notes will mature on December 31, 2027. Interest will accrue on the Junior Secured Convertible Notes at a rate equal to SOFR plus 6.50% and will be payable semiannually. Under the terms of the Junior Secured Convertible Notes, during the two-year period following the closing of the Transaction, the Issuer may elect to pay interest on the Junior Secured Convertible Notes “in kind.” The provisions of the intercreditor agreements relating to the Junior Secured Convertible Notes and other outstanding indebtedness of the Issuer require such payments to be made “in-kind.”

The Junior Secured Convertible Notes are secured by the same collateral that secures the revolving loans and FILO B term loans under the ABL Credit Agreement, the obligations under the Term Loan Agreement and the FILO C Note (the “Other Secured Debt”). The liens securing the Junior Secured Convertible Notes rank junior to the liens securing the Other Secured Debt. With respect to payment priority, the Junior Secured Convertible Notes are subordinated to all of the Other Secured Debt.

The Junior Secured Convertible Notes contain covenants and events of default that are customary for this type of financing.

The foregoing description of the Junior Secured Convertible Notes does not purport to be complete and is qualified in its entirety by reference to the complete text of the Form of Junior Secured Convertible Note, which is filed herewith as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 12 of 21 Pages

Conversion of the Convertible Notes

On September 21, 2022, TASCR provided the Issuer with notice of intent to convert one of its two Junior Secured Convertible Notes that had a principal amount of $6,930,000 at a conversion price of $0.077 (the “Conversion”). On September 22, 2022, the Issuer issued 90,000,000 shares of Common Stock to TASCR pursuant to the Conversion.

Registration Rights Agreement

On September 20, 2022, in connection with the closing of the Transaction and pursuant to the Note Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with TASCR and the Additional Purchasers, pursuant to which TASCR and the Additional Purchasers received customary shelf registration, piggyback and demand registration rights with respect to the resale of shares of Common Stock issued or issuable upon conversion of the Convertible Notes

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which is filed herewith as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Operating Agreement

On September 20, 2022, CTB, TM21, Spare Key LLC (an affiliate of Mr. Lopez) and Atomic Man, LLC (an affiliate of Dr. Mehr) (collectively, the “Members” and each, a “Member”) and, for the limited purpose of the capitalization guaranty, Mr. Lopez and Dr. Mehr, entered into that certain Operating Agreement of TASCR (the “Operating Agreement”). Pursuant to the Operating Agreement, the Members agreed to, among other things, make certain initial capital contributions to TASCR and allocate profits, losses and distributions of cash flow pursuant to a certain order and priority. Additionally, the Operating Agreement provides certain restrictions, obligations and rights of the Members regarding the voting, disposition and distribution of the shares of the Issuer that TASCR holds. The Operating Agreement requires the unanimous written consent of the Members for certain Major Decisions (as defined in the Operating Agreement), which includes, among other things, (i) the approval of or proceeding with any other investments separate from TASCR’s investment in the Issuer, (ii) modifications or amendments to any organizational document of TASCR, including the Operating Agreement and the Certificate of Formation, (iii) certain admissions of new members to TASCR, subject to the rights and restrictions on transfers as provided in the Operating Agreement, (iv) distributions other than cash distributions, subject to the requirements, exceptions and terms of the Operating Agreement, (v) certain expenditures and investments and (vi) the approval, amendment in any material respect, waiver or termination of any agreement, arrangement or understanding (including any license agreements) between or among TASCR, on the one hand, and any Member or its respective affiliates, on the other hand. Further, the Operating Agreement provides that the Members will appoint five persons to the Board, subject to certain conditions, with CTB initially having the right to appoint three such appointees and TM21 having the right to appoint two such appointees. The Operating Agreement limits the Members’ ability to transfer Membership Interests (as defined in the Operating Agreement) by requiring unanimous written consent of all other Members for any transfer and allowing the Members a right of first refusal to acquire Membership Interests that any Member desires to sell.

The foregoing description of the Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Operating Agreement, which is filed herewith as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 13 of 21 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) — (c)

Collectively, the Reporting Persons beneficially own 415,584,416 shares of Common Stock, which includes 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share, representing approximately 82.89% of the outstanding shares of Common Stock.

The aggregate percentage of shares of Common Stock reported owned by each of the Reporting Persons is based on an assumed total of 501,351,437 shares of Common Stock outstanding, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, (ii) the newly issued 90,000,000 shares of Common Stock issued pursuant to the Conversion and (iii) 325,584,416 shares of Common Stock issuable upon conversion of the FILO C Note and its remaining Junior Secured Convertible Note that has a principal amount of $17,570,000 (the “Remaining Convertible Notes”).

Collectively, the Larkspur Filing Parties beneficially own 32,237,433 shares of Common Stock, including Warrants to purchase 10,000,000 shares of Common Stock, representing approximately 17.4% of the outstanding shares of Common Stock.

The aggregate percentage of shares of Common Stock reported owned by each of Mr. Lewis, Fund I, Fund II and Fund III is based on an assumed total of 175,767,021 shares of Common Stock, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022 and (ii) 90,000,000 shares of Common Stock issued pursuant to the Conversion.

The aggregate percentage of shares of Common Stock reported owned by each of Larkspur, Osmium Equation and Osmium Partners is based on an assumed total of 185,767,021 shares of Common Stock, which includes (i) 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, (ii) 10,000,000 shares of Common Stock issuable upon exercise of the Warrants and (iii) 90,000,000 shares of Common Stock issued pursuant to the Conversion.

A.	TASCR

(a)

TASCR may be deemed the beneficial owner of 415,584,416 shares of Common Stock, including (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

Percentage: Approximately 82.89%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 415,584,416

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 395,425,823

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, TASCR has not effected any transactions in Common Stock during the past 60 days.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 14 of 21 Pages

B.	CTB

(a)

CTB, as the manager of TASCR, may be deemed the beneficial owner of 415,584,416 shares of Common Stock, including (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

Percentage: Approximately 82.89%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 415,584,416

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 395,425,823

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, TASCR has not effected any transactions in Common Stock during the past 60 days.

C.	REV

(a)

REV, as the majority unitholder of CTB, which is the manager of TASCR, may be deemed the beneficial owner of 415,584,416 shares of Common Stock, including (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

Percentage: Approximately 82.89%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 415,584,416

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 395,425,823

(c)	The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, REV has not effected any transactions in Common Stock during the past 60 days.

D.	Mr. Lopez

(a)

Mr. Lopez, as a manager of CTB and a control person of REV, which is the manager of CTB, which is the manager of TASCR, may be deemed the beneficial owner of 415,584,416 shares of Common Stock, including (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

Percentage: Approximately 82.89%

(b)	1. Sole power to vote or direct vote: 0

CUSIP No. 89904V 101	SCHEDULE 13D	Page 15 of 21 Pages

2. Shared power to vote or direct vote: 415,584,416

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 395,425,823

(c)	The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, REV has not effected any transactions in Common Stock during the past 60 days.

E.	Dr. Mehr

(a)

Dr. Mehr as a manager of CTB and a control person of REV, which is the manager of CTB, which is the manager of TASCR, may be deemed the beneficial owner of 415,584,416 shares of Common Stock, including (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

Percentage: Approximately 82.89%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 415,584,416

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 395,425,823

(c)	The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, REV has not effected any transactions in Common Stock during the past 60 days.

F.	TM21

(a)

TM21, as the majority unitholder of TASCR, may be deemed the beneficial owner of 415,584,416 shares of Common Stock, including (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

Percentage: Approximately 82.89%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 415,584,416

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 395,425,823

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, Ayon has not effected any transactions in Common Stock during the past 60 days.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 16 of 21 Pages

G.	Ayon

(a)

Ayon, as the sole member of TM21, which is the majority unitholder of TASCR, may be deemed the beneficial owner of 415,584,416 shares of Common Stock, including (i) 90,000,000 shares of Common Stock directly owned by TASCR, (ii) 325,584,416 shares of Common Stock, assuming the conversion of the Remaining Convertible Notes at a conversion price of $0.077 per share and (iii) 20,158,593 shares of Common Stock directly owned by Larkspur. On September 12, 2022, the Issuer and Larkspur entered into the Voting Agreement, pursuant to which, among other things, Larkspur granted an irrevocable proxy to TASCR to vote the 20,158,593 shares of Common Stock owned by Larkspur.

Percentage: Approximately 82.89%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 415,584,416

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 395,425,823

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, Ayon has not effected any transactions in Common Stock during the past 60 days.

H.	Mr. Lewis

(a)	Mr. Lewis individually owns 52,000 shares of Common Stock and may be deemed to be the beneficial owner of the shares of Common Stock and Warrants beneficially owned by Osmium Partners.

Percentage: Approximately 17.35%

(b)	1. Sole power to vote or direct vote: 52,000

2. Shared power to vote or direct vote: 32,185,433

3. Sole power to dispose or direct the disposition: 52,000

4. Shared power to dispose or direct the disposition: 32,237,433

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, Ayon has not effected any transactions in Common Stock during the past 60 days.

I.	Fund I

(a)	Fund I directly owns 1,390,901 shares of Common Stock.

Percentage: Approximately

(b)	1. Sole power to vote or direct vote: 0.79%

2. Shared power to vote or direct vote: 1,390,901

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,390,901

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, Ayon has not effected any transactions in Common Stock during the past 60 days.

J.	Fund II

(a)	Fund II directly owns 419,094 shares of Common Stock.

Percentage: Approximately 0.24%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 419,094

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 419,094

CUSIP No. 89904V 101	SCHEDULE 13D	Page 17 of 21 Pages

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, Ayon has not effected any transactions in Common Stock during the past 60 days.

K.	Fund III

(a)	Fund III directly owns 216,845 shares of Common Stock.

Percentage: Approximately 0.12%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 216,845

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 216,845

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, Ayon has not effected any transactions in Common Stock during the past 60 days.

L.	Larkspur

(a)	Larkspur directly owns 30,158,593 shares of Common Stock, including warrants to purchase 10,000,000 shares of Common Stock at a strike price equal to $1.65 (the “Warrants”).

Percentage: Approximately 16.23%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 30,158,593

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 30,158,593

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, Ayon has not effected any transactions in Common Stock during the past 60 days.

M.	Osmium Equation

(a)	Osmium Equation, as the general partner of Larkspur, may be deemed to beneficially own 30,158,593 shares of Common Stock, including Warrants to purchase 10,000,000 shares of Common Stock.

Percentage: Approximately 16.23%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 30,158,593

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 30,158,593

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, Ayon has not effected any transactions in Common Stock during the past 60 days.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 18 of 21 Pages

N.	Osmium Partners

(a)

Osmium Partners, as the general partner of each of the Funds and a managing member of Osmium Equation may be deemed to beneficially own 32,185,433 shares of Common Stock, including Warrants to purchase 10,000,000 shares of Common Stock.

Percentage: Approximately 17.33%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 32,185,433

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 32,158,433

(c)

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, Osmium Partners has not effected any transactions in Common Stock during the past 60 days.

By virtue of the Voting Agreement (described in Item 6), TASCR may be deemed to beneficially own the 20,158,593 shares of Common Stock directly owned by Larkspur. By virtue of the relationship of REV and Ayon to TASCR discussed in further detail in Item 2, each of the REV Parties and the Ayon Parties may be deemed to beneficially own the 90,000,000 shares of Common Stock directly owned by TASCR and the 20,158,593 shares of Common Stock directly owned by Larkspur. As a result of its relationship with certain directors of the Issuer, each of the Reporting Persons have acknowledged and been recognized as a “director by deputization” of the Issuer.

Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock, except to the extent of any pecuniary interest therein, other than the shares owned by such Reporting Person. Further, to the extent permissible by applicable law, each of the Reporting Persons further disclaims beneficial ownership of any share of Common Stock over which such Reporting Person may be deemed to otherwise have beneficial ownership solely as a result of any irrevocable proxy received by such Reporting Person from any of the Larkspur Filing Parties.

Each of the Larkspur Filing Parties disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of any pecuniary interest therein, other than the shares owned directly and of record by such Larkspur Filing Party. Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II and Fund III (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock directly owned by Fund I, Fund II and Fund III. Osmium Partners and Mr. Lewis may be deemed to share with Osmium Equation and Tensile Capital Partners Master Fund LP beneficial ownership of the shares of Common Stock beneficially owned by Osmium Equation and Larkspur.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Voting Agreement

In connection with the Transaction, the Issuer and Larkspur entered into a Voting Agreement, dated as of September 12, 2022 (the “Voting Agreement”). Pursuant to the Voting Agreement, among other things, Larkspur agreed to vote the 20,158,593 shares of Common Stock it beneficially owns (the “Larkspur Shares”) to approve, at any meeting of stockholders, an amendment to the Issuer’s certificate of incorporation to (i) increase the number of authorized shares of Common Stock in an amount sufficient to allow for the conversion in full of the Convertible Notes and provide such additional authorized shares as shall be determined appropriate by the Issuer’s Board of Directors and (ii) authorize the Issuer to effect a reverse stock split of the Common Stock at a ratio sufficient to cause the Issuer to regain compliance with the minimum bid price requirements under Nasdaq’s listing rules and allow of the

CUSIP No. 89904V 101	SCHEDULE 13D	Page 19 of 21 Pages

conversion in full of the Convertible Notes (the “Certificate of Incorporation Amendment”). In connection therewith, Larkspur has irrevocably appointed the officers of TASCR as its proxy to vote the Larkspur Shares in accordance with the Voting Agreement. Larkspur further agreed not to transfer the Larkspur Shares or enter into any hedging transactions with respect to the Larkspur Shares during the term of the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of (1) the effectiveness of the Certificate of Incorporation Amendment; (2) termination of the Note Purchase Agreement in accordance with its terms; and (3) December 31, 2022.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Agreement, which is filed as Exhibit 99.6 to the Larkspur Schedule 13D Amendment filed with the SEC on September 14, 2022 and incorporated herein by reference.

Operating Agreement

The description of the Operating Agreement in Item 4 is hereby incorporated by reference to this Item 6.

Joint Filing Agreement

On September 22, 2022, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 1.1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement, dated September 22, 2022, by and among the undersigned.

99.2*	Note Purchase Agreement, dated September 9, 2022, by and among the Issuer, Tuesday Morning, Inc., the purchasers listed on Schedule A thereto, and TASCR Ventures CA, LLC, as collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 12, 2022).

99.3*	Amended and Restated Note Purchase Agreement, dated September 20, 2022, by and among the Issuer, Tuesday Morning, Inc., the purchasers listed on Schedule A thereto, and TASCR Ventures CA, LLC, as collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 22, 2022).

99.4	FILO C Convertible Note, dated September 20, 2022, from the Issuer to TASCR Ventures, LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on September 22, 2022).

99.5	Form of Junior Secured Convertible Note, dated September 20, 2022, from the Issuer to TASCR Ventures, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on September 22, 2022).

99.6*	Registration Rights Agreement, dated September 20, 2022, by and among the Issuer and the parties set forth on Schedule A thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on September 22, 2022).

99.7	Operating Agreement of TASCR Ventures, LLC, a Delaware limited liability company, dated September 20, 2022.

*

Certain schedules and exhibits to the Note Purchase Agreement, the Amended and Restated Note Purchase Agreement, and the Registration Rights Agreement have been omitted pursuant to Item 601 of Regulation S-K. The Issuer agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

CUSIP No. 89904V 101	SCHEDULE 13D	Page 20 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2022

TASCR Ventures, LLC

By:	/s/ Tai A. Lopez	09/22/2022
Name: Tai A. Lopez Title: Chief Executive Officer

Clicks to Bricks, LLC

By:	/s/ Tai A. Lopez	09/22/2022
Name: Tai A. Lopez Title: President

Retail Ecommerce Ventures LLC

By:	/s/ Tai A. Lopez	09/22/2022
Name: Tai A. Lopez Title: Chief Executive Officer

By:	/s/ Tai A. Lopez	09/22/2022
Name: Tai A. Lopez

By:	/s/ Alexander Mehr	09/22/2022
Name: Alexander Mehr

TM21, LLC

By:	/s/ Siddhartha D. Pagidipati	09/22/2022
Name: Siddhartha D. Pagidipati Title: Manager

Ayon Capital, L.L.C.

By:	/s/ Siddhartha D. Pagidipati	09/22/2022
Name: Siddhartha D. Pagidipati Title: Manager